Mail Stop 3561

June 26, 2007

Dr. Marlene Krauss, Chief Executive Officer
KBL Healthcare Acquisition Corp. III
757 Third Avenue, 21st Floor
New York, New York 10017

> **Re: KBL Healthcare Acquisition Corp. III**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed on May 24, 2007**
> **File No. 333-141342**

Dear Dr. Krauss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

2.   We note the revised disclosure on page 45 that, "If we issue securities in order to consummate a business combination, our stockholders prior to the business combination could end up owning a minority of the combined company as there is

no requirement that our stockholders own a certain percentage of company of our company after our business combination." Please revise the summary and risk factor sections, such as risk factor 15 or an additional risk factor, to include similar disclosure.

Prospectus Summary, page 1

Private Placement, page 3

3. We note your response to comment 14 of our letter dated April 19, 2007 and we reissue our prior comment. In your response you state that you have revised the disclosure to indicate that "the purchasers will not borrow funds to purchase the private placement warrants." We were unable to locate this specific disclosure. Please revise accordingly.

Principal Stockholders, page 65

4. We note your response to comment 24 of our letter dated April 19, 2007 and we reissue in part our prior comment. We note that Zachery Berk and Marlene Krauss are husband and wife. Please revise the beneficial ownership table to indicate the beneficial ownership of the shares held by Zachery Berk and Marlene Krauss as pursuant to Item 403 of Regulation S-K and Release No. 33-4819. That release generally states that a person is regarded as the beneficial owner of securities held in the name of his or her spouse. Please revise accordingly.

Financial Statements

General

5. Please provide a current consent of the independent accountants in any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Fax: (212) 818-8881